May 30, 2002

Re:  Brandywine Fund, Inc.

In response to item 77C we incorporate by reference from proxy material filed on submission type DEFS 14A on September
20, 2001 for file #811-04447 Accession number 0001053949-01-
500273.

In response to matters submitted to a shareholder vote, a special meeting of shareholders of the Brandywine Fund, Inc.
was held on October 24, 2001. The following matters were approved for Brandywine Fund, Inc.:

1.) With respect to the shareholders proposal to approve a new investment advisory agreement for the Fund.

	Affirmative		62.421%
	Against		 1.052%
	Abstain		 0.800%
	Total			64.273%

2.) With respect to the Brandywine Fund, Inc., a proposal to approve new sub-advisory agreement for the Fund.

	Affirmative	      62.404%
	Against	       1.067%
	Abstain	       0.802%
	Total     	      64.273%